Mail Stop 3561

November 30, 2006

Dr. Erhard Schipporeit
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

> **RE: E.ON AG**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 001-14688**

Dear Dr. Schipporeit:

      We have reviewed the responses in your letters dated October 20, 2006 and November 10, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1.   As requested in our letter dated September 27, 2006 please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 5. Operating and Financial Review and Prospects, page 118

Results of Operations, page 130

Business Segment Information, page 131

2.   We reviewed your response to comment 2 from our letter dated September 27,
        2006 and the proposed revisions to your disclosure. We believe that the proposed
        revisions to your disclosure in future filings should include a more detailed
        discussion regarding the material limitations associated with the use of the non-
        GAAP EBIT measure as compared to the most directly comparable GAAP
        financial measure and the manner in which management compensates for the
        limitations when using the non-GAAP measure. Please refer to Question 8 of
        "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures" available on our website.

Item 18. Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

3.   Per your response to comment 8 in our letter dated September 27, 2006 you
        consolidate all majority-owned subsidiaries if you directly or indirectly have a
        controlling financial interest as required by SFAS 94. However, due to cost-
        benefit considerations, approximately 250 subsidiaries which are not material,
        both individually and in the aggregate, are not consolidated. These subsidiaries
        are accounted for at cost with no subsequent adjustments. In future filings please
        revise your consolidation accounting policy disclosure to indicate that such is the
        case and that this treatment is not in accordance with US GAAP.

Note 11. Fixed Assets, page F-40

4.   We reviewed your response to comment 11 from our letter dated September 27,
        2006. We continue to believe you should provide a more detailed rollforward of
        the major classes of fixed assets included in the "Real estate, leasehold rights and
        buildings" and "Technical equipment, plant and machinery" line items as
        contemplated by APB 12. Please do so in future filings or tell us why you believe
        your disclosure complies with APB 12.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief